Exhibit 99.2
Outcome of the Board Meeting
January 12, 2009
A very good evening to all of you
We have concluded the preliminary discussions of the first meeting of the Board constituted by the Central Government, today.
The top priority of the Board is to restore confidence of the customers, employees, suppliers and investors by ensuring business continuity.
An issue of this enormity would need careful consideration and extended, meaningful reviews, before it is resolved. We will, however, attempt to give you an overview. It is important to recognize though, that the Board may not be in a position to communicate the details on many issues, at this juncture. We will try and answer some of the questions that may be uppermost in all our minds, today.
The Government is going to appoint a few more Board members soon, immediately after which the full Board will decide the appointment of the Chairman.
Given the enormity of the issue and the urgent attention required, the Board will have to meet frequently for the next few months.

We are in the process of appointing an independent accounting firm within the next 48 hours to restate the financials and announce the Q3 results.
In the past few hours that we have been here, we have been impressed by the commitment of the officers that we have met. Many Satyamites have reached out reaffirming their commitment to the company and their desire to see Satyam reach greater heights. The associates are definitely of high quality and they have shown tremendous resilience and commitment, amidst all the adversity that they have been subjected to. We are told that they have united and rallied to get Satyam out of this crisis. We feel assured that they will show the same determination to deliver high quality work as per the SLAs, and help restore the glory for this organization.
We are also impressed with the marquee customers that Satyam has, which reads like the who is who of the global corporations. We like to assure Satyam’s customers that our immediate priority is to ensure sustainability of services with minimal disruption. The Government is keen to do everything possible to quickly get the organization on its feet and conduct business as usual.
Working capital issues require immediate attention and we will work with the team to tide over this situation.
Thank you for joining us today. We will convene soon and update you on further developments.